UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE  13D


                 Under  the  Securities  Exchange  Act  of  1934
                              (Amendment  No.  1)*


                          GOLDEN  GATE  HOMES,  INC.
                      (formerly  JK  ACQUISITION  CORP.)
                              (Name  of  Issuer)

                 Common  Stock,  par  value  $.0001  per  share
                       (Title  of  Class  of  Securities)

                                  381047 10 9
                                (CUSIP  Number)

                                Steven  Gidumal
                           14 Wall Street, 20th Floor
                            New York, New York 10005
                                 212-385-0955
     (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                             October  7,  2011
     (Date  of  Event  which  Requires  Filing  of  this  Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), Sections 13d-1(f), or Sections 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE  13D

                        CUSIP  No.  381047 10 9
________________________________________________________________________________
1)     Name  of  Reporting  Person

          GGH,  Inc.  (formerly  Golden  Gate  Homes,  Inc.)

          S.S.  or  I.R.S.  Identification  No.  of Above Person (entities only)

          80-0491743

_______________________________________________________________________________
2)     Check  the Appropriate Box if a Member of a Group (See Instructions)

                                     (a)  [  ]
                                     (b)  [  ]
________________________________________________________________________________
3)     SEC  Use  Only
________________________________________________________________________________
4)     Source  of  Funds:
               WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
               N/A
________________________________________________________________________________
6)     Citizenship  or  place  of  Organization:
               Delaware
________________________________________________________________________________
                   (7)     Sole  Voting  Power
Number  of              -0-
Shares
Bene-             ______________________________________________________________
ficially          (8)     Shared  Voting  Power
owned by                -0-
Each              ______________________________________________________________
ing  Person       (9)     Sole  Dispositive  Power
With                    -0-
                ________________________________________________________________
                 (10)     Shared  Dispositive  Power
                        -0-
________________________________________________________________________________
(11)          Aggregate Amount Beneficially Owned  by  Each  Reporting Person:
                        -0-
________________________________________________________________________________
(12)          Check if the Aggregate Amount in Row (11) excludes certain shares:
                   [   ]
________________________________________________________________________________
(13)          Percent  of  Class  Represented  by  Amount  in  Box  (11):
                    -0-
________________________________________________________________________________
(14)     Type  of  Reporting  Person
                    CO

ITEM  1.  Security  and  Issuer

     This Amendment No. 1 to Schedule 13D relates to shares of the Common Stock ($.0001 par value) (the "Common Stock") of Golden Gate Homes, Inc. (formerly JK Acquisition Corp.), a company incorporated under the laws of the state of Delaware (the "Company"), which has its principal executive offices at 14 Wall Street, 20th Floor, New York, New York 10005. This Amendment No. 1 supplements and amends the initial Schedule 13D filed on January 15, 2010 (the "Initial Statement") by GGH, Inc. (formerly Golden Gate Homes, Inc.), Steven Gidumal, Brandon Birtcher and Tim Wilkens. This Amendment No. 1 is being filed to report a change in the beneficial ownership in GGH, Inc.'s ownership due to the distribution of all of the shares held by GGH, Inc. to Messrs Gidumal, Birtcher, and two trusts of which Mr. Wilkens is the trustee.

ITEM  2.  Identity  and  Background

Item  2(a)     Name:

               Item 2(a) of the Initial Statement is amended to read in its entirety as follows:

     This Statement is filed by GGH, Inc. (formerly Golden Gate Homes, Inc.), a privately held Delaware corporation ("GGH").

Item  2(b)     Residence  or  business  address:

               Item 2(b) of the Initial Statement is amended to read in its entirety as follows:

     The principal business address of the Reporting Person is 14 Wall Street, 20th Floor, New York, New York 10005.

Item  2(c)     Principal  occupation:

               Item 2(c) of the Initial Statement is amended to read in its entirety as follows:

     GGH was formed to perform organizational work related to a business venture to be pursued through the Company.

Item  2(f)     Citizenship:

          Item 2(f) of the Initial Statement is amended to read in its entirety as follows:

     GGH  is  a  Delaware  corporation.

ITEM  4.  Purpose  of  Transaction

          Item 4 of the Initial Statement is amended to read in its entirety as follows:

     The purpose of the transaction was to distribute the shares held by GGH to Messrs. Gidumal, Birtcher , and to two trusts of which Mr. Wilkens is the trustee. At the time of the filing of the Initial Statement, Mr. Birtcher was an officer of GGH and the Company, and Mr. Wilkens was an officer and director of GGH and the Company. Messrs. Birtcher and Wilkens have since resigned all of their positions with GGH and the Company, and it was determined that Messrs. Gidumal, Birtcher and Wilkens may no longer have their investment interests aligned with respect to the shares of Common Stock of the Company held by GGH. Accordingly, such shares were distributed to allow the parties to make their own determinations regarding their respective stock ownership.

ITEM  5.  Interest  in  Securities  of  the  Issuer

          Item 5 of the Initial Statement is amended to read in its entirety as follows:

     After the distribution of shares by GGH of the shares of the Company described in "Item 4. Purpose of Transaction" above, GGH no longer owns any shares of Common Stock of the Company. Other than the distribution of shares described above, GGH has not effected any transaction in or with respect to the Common Stock during the past 60 days.

     Messrs. Gidumal, Birtcher, and Wilkens have been advised to make their own securities filings with respect to their shares of Common Stock as they and their respective counsel deem necessary.


     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October  11,  2011

GGH,  INC.


By:  /s/  Steven  Gidumal
     --------------------
Name/Title:  Steven  Gidumal,  Chief  Financial  Officer



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
                             (SEE 18 U.S.C. 1001).